Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Years ended December 31,					Quarter ended April 1, 2005
	2004	2003	2002	2001	2000
Interest expense and amortization of debt expense and premium	$41,407	$20,400	$23,974	$12,472	$4,856	$10,610
Capitalized interest	398	403	603	432	284	65
Interest in rent expense	3,894	2,805	2,937	1,666	922	974

Total Fixed Charges	$45,699	$23,608	$27,514	$14,570	$6,062	$11,649

Income before taxes and minority interest	$127,443	$116,965	$101,235	$77,744	$52,161	$57,855
Plus:
Fixed charges	45,699	23,608	27,514	14,570	6,062	11,649
Amortization of Capital Interest	275	246	204	161	131	70
Distributed income from equity invest.	5,626	4,570	4,670	6,350	4,132	1,937

Less:
Capital Interest	(398)	(403)	(603)	(432)	(284)	(65)
Income in earnings from affiliates	(15,115)	(28,632)	(21,520)	6,195	(3,011)	(1,270)
Min int. in pre-tax income of subs’ that have not incurred fixed charges	(4)	(30)	(143)	(3,889)	(287)	9

Income as adjusted	$163,526	$116,324	$111,357	$100,699	$58,904	$70,185

Ratio of earnings to fixed charges	3.6	4.9	4.0	6.9	9.7	6.0